Exhibit 99.2

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

The following Management and Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s audited consolidated financial statements and related notes, for the year ended December 31, 2006.   All dollar amounts are expressed in Canadian funds unless otherwise stated.  The annual consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles.  The effective date of this report is April 27, 2007.

Overview:

History and nature of Business:

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) is in the recycling business and under the trade name MultiCutTM, Poly-Pacific produces plastic media blast (PMB) from scrap plastic.  Designed for the rapid removal of paints and coatings from sensitive surfaces, PMB may be used on aircrafts, automobiles, composites, and electronic components.  PMB is a proven, environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials.   Everwood Agricultural Products International Inc. (“Everwood”), a wholly owned subsidiary, recycles the spent media and disposed plastic containers into plastic lumber for the agricultural industry.

Poly-Pacific Technologies Ltd (“PPT”)., a wholly owned subsidiary of the Company, is a key player in the Green Industry and a leading manufacturer of plastic media blast and plastic lumber.  Poly-Pacific Technologies Ltd. is an ISO 9001:2000 company.  It continues to develop its customer base through direct marketing and an expanding network of distributors in the United States, Asia, and Europe.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

The consolidated financial statements for the year ended December 31, 2006, include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”), Poly-Pacific Technologies Inc. (“PPT”), and PolyRan Reclamation Inc (“Poly-Ran”) a variable interest entity in which the Company is the primary beneficiary.   As discussed later on this report, at December 31, 2006, Everwood has been classified as a discontinued operation.  All inter-company transactions were eliminated on consolidation

Selected Annual Financial Information for the last three years ended December 31, 2006:

	2006	2005	2004
Revenues from continuing operations	1,462,113	2,503,302	3,135,706
Loss from continuing operations	(1,561,652)	(1,104,909)	(132,851)
Loss from discontinued operations	(408,827)	(56,753)	(108,898
Net Loss for the year	(1,970,479)	(1,161,662)	(241,749)
Total assets	1,313,837	2,111,503	3,628,977
Bank loan, Long term debt and Debentures payable of the continuing operations	841,222	814,830	2,408,002
Non-controlling interest of variable interest entity (“VIE”)	280,589	---	---
Total liabilities	2,045,778	1,389,655	2,912,117
Working Capital (Deficiency)	(1,355,703)	(365,443)	(1041,183)

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended December 31, 2006:

	Year ended December 31, 2006				Year ended December 31, 2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from continuing operations ($)	260,037	297,831	389,667	514,578	353,316	447,938	788,915	912,933
Loss from continuing operations – ($)	(631,261)	(736,368)	(168,563)	(25,460)	(717,385)	(174,772)	(155,802)	(56,950)
Income (loss) from discontinuing operations – ($)	(204,896)	(53,046)	(101,115)	(49,770)	(40,519)	3,344	(21,408)	1,830
Basic and diluted earnings (loss) per share from continuing operations - ($)	(0.028)	(0.032)	(0.007)	(0.001)	(0.057)	(0.014)	(0.013)	(0.004)
Basic and diluted earnings (loss) per share – ($)	(0.036)	(0.034)	(0.012)	(0.004)	(0.060)	(0.014)	(0.015)	(0.004)

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

Results of Continuing Operations

Overall, the Company recorded a consolidated net loss of $1,561,652 ($0.068 per common share) for the year ended December 31, 2006 as compared with a consolidated net loss of $930,159 ($0.088 per common share) for the year ended December 31, 2005.  The large increase in the consolidated loss for 2006 as compared to 2005 was primarily attributable to the write-off of significant amount of slow-moving inventory (see Revenue and Direct cost section below) and an accrual for the unpaid consulting and other fees which were settled through the issuance of shares subsequent to year-end.   There has been a significant decrease in sales of plastic media due to declining US economy, increased competitive forces and decrease in sales of agricultural products in 2006 as compared to 2005.   Everwood has also not been producing and selling agricultural lumber products since October 2005 and thus incurred $400,583 of expenses.  As a result of these continuing losses and in an effort to conserve costs, at December 31, 2006, the Company decided to close the  St. Thomas, Ontario plant.

Revenues and Direct Costs of continuing operations

Revenues for year ending December 31, 2006 were $1,462,113 as compared to $2,503,302 for the year ending December 31, 2005.    As described above, the decrease in revenue for year ended December 31, 2006 by $1,041,189 was primarily attributable to the decrease in sales of plastic media due to declining US economy and declining gross margins due to competitive pressures within plastic media industry and decrease in sales of agricultural products since October 2005.   In addition, due to decreased working capital and due to some legal disputes with certain transport and freight companies, the Company was not able to service some clients properly and thus losing  potential revenues from these and other clients.

Gross margins for the year December 31, 2006 was 21.9% as compared to 28.2% for year ended December 31, 2005 and 50.1% for the year ended December 31, 2004.  The large decrease in gross margin is because a significant amount of Company’s inventory was written-off resulting in a large increase in the direct costs balance, thus decreasing gross profit.  In the past, this inventory had been carried on the books at the cost of production and it was believed that there was an active market for this slow-moving or obsolete inventory; however, after a detailed re-evaluation of this inventory by the new management team and its potential sales market for such inventory, it was written down to a its net realizable value.    Management intends to assess the value of inventory on quarterly basis and May write-off additional inventory to its net realizable value, as warranted in the future.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

Operating Expenses of the continued operations:

Overall, operating expenses were $1,793,725 for the year December 31, 2006 compared to $1,564,971 for the year period ended December 31, 2005.  The changes in operating expenses for the year ending December 31, 2006 are attributed to the following:

General and administrative (G&A) expenses increased by $399,057 from $465,127  to $864,184  for the year ended December 31, 2006.   The large increase was primarily due to the accrual of unpaid consulting fees to officers and consultants of the Company of $190,218 which were  charged to this account thus contributing majority of this increase in G&A expenses.   During the year, the Company issued stock options to an officer and directors of the corporation, which resulted in a stock based compensation expense of $47,626 included in this account.   In addition, the company also had redundant assets on the balance, which were also written-off at year-end thus further contributing to the overall increase in the G&A expenses.

Occupancy costs decreased by $7,392 from $326,909 to $334,301 as the landlord for the Burnaby, Canada premises had waived the rent for the second quarter of 2006 to compensate the Company for any inconvenience caused by building renovations.

Professional fees were comparable to prior year as they increased slightly by $2,444 to $274,232 from $271,788.

Amortization of property, plant and equipment decreased by $45,656 from $194,542 to $148,886.  There were  no additions or disposals of any capital assets during the year.

Management fees, paid to a corporation controlled by a former director, decreased by $39,805 to $48,300 for the year ended December 31, 2006 from $88,105 in the prior year.  The former director resigned from the Company in August 2006 and no management fees were paid to him as result of his resignation.

Foreign exchange loss for year ended December 31, 2006 was $1,469 as compared to $20,358 in the prior year. The change is due to timing differences (difference in the amount recorded as compared to the amount paid and when the funds were transferred from one company to another) in the foreign exchange rate between the Canadian dollar and the US dollar.

Interest expense increased $16,223 to $87,688 for the year ended December 31, 2006.  This increase is due to the Company increasing its borrowing on the Bank loan during the year to assist with general working capital and also because the prime rate had increased in 2006 as compared to the same period in 2005, resulting in an overall increase in borrowing cost.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

Income taxes:

The Company had a $nil balance for current taxes due to losses for year ended December 31, 2006.  The Company recognized a deferred income taxes expense of $nil for the year ended December 31, 2006 as compared to $174,750 for the year ended December 31, 2005 when it wrote-off the deferred income tax asset, as management determined that due to continuing losses of Poly-Pacific International Inc. and its subsidiary, Poly-Pacific Technologies Ltd., it is unable to meet the criteria for recognition of deferred income taxes as an asset (i.e., it is not “more likely than not” that these losses will be utilized in the foreseeable future).

Fourth Quarter - Results of Continuing Operations

Revenues for the fourth quarter ending December 31, 2006 decreased to $260,037 as compared to revenues of $297,831 for the third quarter ended September 30, 2006 and $353,316 for the fourth quarter ended December 31, 2006.

The loss for the fourth quarter ended December 31, 2006 amounted to $264,187 compared to a loss of $757,904 for the fourth quarter ended December 31, 2005.

As described above, the decrease in revenue for year and the fourth quarter ended December 31, 2006 was primarily attributable to the decrease in sales of plastic media due to declining US economy and declining gross margins due to competitive pressures within plastic media industry and decrease in sales of agricultural products since October 2005.   In addition, particularly, in the fourth quarter ended December 31, 2006, due to decreased working capital and due to some legal disputes with certain transport and freight companies, the Company was not able to service some clients properly and thus  losing potential revenues from these and other clients.

Discontinued Operations:

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and to attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to reduce costs and to focus its efforts in developing McAdoo Nylon Reclamation Project in Kingston, Ontario.

Results of discontinued operations:

Revenues of the discontinued operation significantly decreased by $541,170 to $8,244 for the year ended December 31, 2006 from $549,414 for the year ended December 31, 2005.

The net loss for the discontinued operation increased by $352,074 to a loss of $408,827 for the year ended December 31, 2006 from a loss of $56,753 for the year-ended December 31, 2005.    As described above, the large increase in the net loss was due to Everwood’s inability to obtain adequate supply of raw materials and thus decreasing the revenue as compared to prior year.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

Non-controlling interest of variable interest entity:

During the year, Company’s President incorporated a new company, PolyRan Reclamation Inc. (“Poly-Ran”), which is controlled by him and other shareholders to raise funds to develop McAdoo Nylon Reclamation Project in Kingston, Ontario (“Kingston project”) with the Company.   At December 31, 2006, the Poly-Ran was determined to be a variable interest entity as the Company is deemed to be the beneficiary.  Poly-Ran had a total share subscription (capital) of $280,589, which was accounted as a non-controlling interest.   During the year, $264,000 was transferred to the Company to fund general working capital of the Company and to finance the testing the Kingston project to various engineering consultants.

Although the full terms of the Poly-Ran relationship with the Company and the existing shareholders of the Company have  not been finalized, the shareholders of both the Companies will share equally or in other agreed amounts in the Kingston project development costs and eventual any profits and losses.

Change in Accounting Policy

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R).  The adoption of this policy did not have a material effect on the Company’s financial position and results of operations.

As a result of issuance of these stock options during the year as described below in the Share Capital section of this report, the Company recognized $47,626 in stock-based compensation expense for the year ended December 31, 2006

Contingencies

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  In the opinion of management, the ultimate resolution of any current lawsuits would not have a material effect on the financial position or results of operations of the Company.  As at the date of these consolidated financial statements, outstanding claims against the Company amount to $228,871, however, the likelihood of payment of these claims cannot be determined at this time and have not been accrued in the consolidated financial statements.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

In addition, a subsidiary of the Company has a claim against it and a consent judgement has been entered into in the amount of $53,554.  This amount has been included in accounts payable and accrued liabilities of the discontinued operations.

Going Concern

The Company incurred a net loss for the year ended December 31, 2006 of $1,970,479 with a total accumulated deficit of $4,031,534.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

Management is aware that it needs to increase revenues in order to cover its operating expenses and become profitable and has established business and marketing plans to achieve this objective.  Additional funding may be required to fully achieve meeting the targets set under the business and marketing plans.  Management is actively seeking new financing alternatives, either through debt or equity financing.

As described in the Share Capital section below, subsequent to the year-end, the Company was able to secure additional financing through private placements.

Liquidity and Capital Resources

Working capital deficiency as at December 31, 2006 was $585,310 as compared to working capital deficiency of $365,443 as at December 31, 2005.   This large increase in the working capital deficiency is due to write-down of inventory (described in the Revenue and direct cost section), decrease in the accounts receivable and increase in the accounts payable.

The Company’s cash position decreased to a bank indebtedness of $2,144 as compared to a cash balance of $61,346 as at December 31, 2005.    The Company used $532,112 to fund continuing operations and used $307,423 to fund discontinued operation, and received cash of $778,189 from financing activities for the year ended December 31, 2006.  During the year, the Company did not use or receive any funds from investing activities.

In addition, the loan agreement for the bank loan and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels.  As at December 31, 2006, the Company was not in compliance with these requirements.  Consequently, the equipment loan could be repayable on demand and has been classified as current liability

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

Capital commitments:

The Company has no significant commitments for property and equipment expenditures for 2006.  The Company has forecasted that any property and equipment expenditures incurred in 2007, based on future needs, will be funded from working capital and/or from operating or capital leases.

Transactions with related parties

During the year, management fees of $48,300 were paid to a corporation under significant influence of one of the Company’s former directors.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:

As at December 31, 2006, the numbers of issued common shares are 25,237,740 as compared to 18,885,456 as at December 31, 2005.  No preferred shares have been issued.

During the Company had the following private placements:

Pursuant to the First private placement Agreement dated April 12, 2006, the Company issued 4,838,284 units at a price of $0.07 per unit by way of a non-brokered private placement for total proceeds of $326,393 (net of share issuance costs of $12,288). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.10 until March 30, 2008. The net proceeds from the sale of these units has been allocated between share capital $188,298 in respect of the shares and $138,095 in respect of the warrants, based on the relative fair value of each of the components.

Pursuant to the Second private placement Agreement dated August 30, 2006, the Company issued 1,514,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $142,671 (net of share issuance costs of $8,729).  Each unit comprises one common share and one half share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.25 until August 30, 2008.  The net proceeds from the sale of these units has been allocated between share capital $106,586 in respect of the shares and $36,085 in respect of the warrants, based on the relative fair value of each of the components.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

The net proceeds of these two private placements were used for general working purposes.

Stock Options

As at December 31, 2006, there were 2,580,700 stock options outstanding with a weighted average exercise price of $0.10 as compared to 1,086,600 stock options outstanding with a weighted average exercise price of $0.10, at December 31, 2005.

During the year, the Company granted 200,000 stock options to an officer of the Company on April 12, 2006, which expires on April 12, 2007, exercisable at $0.10.   The options vested on the basis of 25% immediately upon grant, 25% in three months, 25% in six months, and the remaining 25% in nine months.

In addition to the above, during the year, the Company granted 1,500,000 stock options to the directors of the Company, which expire December 21, 2011, exercisable at $0.10.   These options vest in 30 days.

Subsequent Events

On January 4, 2007, the Company announced that it proposes to settle certain of its debt with various creditors in the aggregate amount of approximately $190,218, subject to regulatory approval.  The Company will settle the debt by the payment of cash and by the issuance of common shares of the Company.   The Company will issue up to 2,797,008 Common Shares ranging in price from $0.05 to $0.10 per Common Share, which Common Shares will have a four-month hold period.

On February 6, 2007, the Company received final acceptance for a private placement of an aggregate of 6,000,000 units at a price of $0.05 per Unit for gross proceeds of $300,000. Each Unit is comprised of one common share and one Common Share purchase warrant.   Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing.   All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

On February 14, 2007, the Company announced that, subject to regulatory approval, it intends to complete a non-brokered offering of a minimum of 750,000 units and a maximum of 1,250,000 Units at a price of $0.40 per Unit for gross proceeds of a minimum of $300,000 to a maximum of $500,000 by way of a private placement.  Each Unit is comprised of one common share and one Common Share purchase warrant.  Each whole warrant entitles the holder to purchase one additional Common Share at a price of $0.60 per Common Share during the first year following the date of closing and at $0.75 per Common Share during the subsequent year up to a period of two years following the date of closing.   The Company intends to use the proceeds from the Private Placement for general working capital purposes.   On March 13, 2007, the Company announced that it will not be proceeding with this private placement.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts receivable, other accounts receivable, bank indebtedness, accounts payable, accrued liabilities, bank loan, debenture payable and long-term debt. The Company has a substantial portion of its revenues derived in currencies other than Canadian dollar relative to those foreign currencies.  The company also provides funding to its foreign subsidiary in the local currency of the subsidiary.   Fluctuations in payments made for the company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.  The fair value of these financial instruments approximates their carrying values.

The accounts receivable, accounts payable and long-term debt balances to be received and paid in foreign currency are subject to foreign exchange risk

Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure. The Company’s Acting Chief Executive Officer and Acting Chief Financial Officer have concluded, based on their evaluation as of the date of this Management’s Discussion and Analysis that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.   It should be

noted that while the Company’s Acting Chief Executive Officer and Acting Chief Financial Officer believe that disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Further, because the Company is a registrant under US securities legislation, the Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for assessing the effectiveness of the internal controls over financial reporting or causing them to be assessed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and United States generally accepted accounting principles.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

The Company has assessed the design of its internal controls over financial reporting and during this process management identified the following material weaknesses:

a)   Due to limited staff, the Company is not able to achieve complete segregation of incompatible duties and achieve a formal authorization and approval process for transactions and payments.  In order to compensate for this weakness, the Acting Chief Executive Officer and Acting Chief Financial Officer along with senior management oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements.

b)

Bank reconciliations currently are not performed or reviewed on monthly basis.  Management intends to implement policies and procedure requiring bank reconciliations be prepared, reviewed and approved on a monthly basis.

c)

Inventory count tags were not used in the year-end inventory count and there were inconsistencies in the method used to weigh inventory.   Management intends to implement policies and procedures to use count tags during inventory counts to ensure inventory is not double counted and that there is a consistent weighting method to be used to ensure inventory is accurately measured.

d)

Due to limited staff, the Company’s finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.    In addition, certain government filings (e.g. GST returns) are often filed late.   Management intends to implement policy and procedures to ensure government filings are filed on time.

e)

There is a lack of control over the retention of some supporting documents.   Management intends to centralize accounting function in one office and implement policies and procedures to ensure proper retention of supporting documentation.

f)

During period and year-end, certain transactions are not recorded in the proper time frame resulting in “cut-off” errors.   Management intends to implement policy and procedures to ensure that transactions are recorded in the proper period that they relate to.

It should be noted that while the Company’s Acting Chief Executive Officer and Acting Chief Financial Officer believe that internal control over financial reporting provides a reasonable level of assurance, they do not expect that the internal controls over financial reporting would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2006

Risks and uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favorable terms.  If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution.  If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

The Company has experienced an operating loss for the year ended December 31, 2006 and for fiscal year 2005 and 2004.  There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

Additional information

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov/edgar.shtml

Forward-looking Statements

Except for historical information, “This Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the Company’s lack of profitability, dependence on key personnel, technology advancements, additional long-term capital requirements and its stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.